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Follow-Up Materials

07023770

# MEMORANDUM

TO: DOCUMENT CONTROL

FROM: Paul M. Dudek, Chief
Office of International Corporate Finance
Division of Corporation Finance

RE: INTERNATIONAL BANK RECORD DATA

FORM TYPE: IFC

COMPANY NAME: International Finance Corp.

COMPANY ADDRESS:

PROCESSED
MAY 25 2007
THOMSON
FINANCIAL

COMPANY STATUS: ACTIVE A BRANCH:

FILE NO.: 83-3 FISCAL YEAR:

(03/94)

83-5

# INTERNATIONAL FINANCE CORPORATION



## Consolidated Condensed Quarterly Financial Statements December 31, 2006 (Unaudited)

# CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

December 31, 2006 (unaudited)

## Contents

INTERNATIONAL FINANCE CORPORATION

# CONSOLIDATED CONDENSED BALANCE SHEET

as of December 31, 2006 (unaudited) and June 30, 2006 (unaudited)

(US$ millions)

| | December 31 | June 30 |
|---|---|---|
| **Assets** | | |
| Cash and due from banks | $ 301 | $ 159 |
| Time deposits | 2,552 | 2,959 |
| Trading securities | 17,623 | 16,286 |
| Securities purchased under resale agreements | 654 | 1,190 |
| Loans | 12,399 | 10,817 |
| Less: Reserve against losses on loans - Note C | (846) | (898) |
| Net loans | 11,553 | 9,919 |
| Equity investments | 2,848 | 2,812 |
| Total loans and equity investments disbursed and outstanding | 14,401 | 12,731 |
| Derivative assets | 1,381 | 1,128 |
| Receivables and other assets | 4,454 | 3,967 |
| **Total assets** | **$ 41,366** | **$ 38,420** |
| **Liabilities and capital** | | |
| Liabilities | | |
| Securities sold under repurchase agreements and payable for cash collateral received | $ 7,662 | $ 8,805 |
| Borrowings withdrawn and outstanding | | |
| From market sources | 16,142 | 14,887 |
| From International Bank for Reconstruction and Development | 70 | 80 |
| Total borrowings | 16,212 | 14,967 |
| Derivative liabilities | 985 | 1,288 |
| Payables and other liabilities | 3,322 | 2,284 |
| Total liabilities | 28,181 | 27,344 |
| Capital | | |
| Capital stock, authorized 2,450,000 shares of $1,000 par value each | | |
| Subscribed | 2,365 | 2,365 |
| Less: Portion not yet paid | (1) | (1) |
| Total capital stock | 2,364 | 2,364 |
| Accumulated other comprehensive income | 3 | 1 |
| Retained earnings | 10,818 | 8,711 |
| Total capital | 13,185 | 11,076 |
| **Total liabilities and capital** | **$ 41,366** | **$ 38,420** |

# CONSOLIDATED CONDENSED INCOME STATEMENT

for the three and six months ended December 31, 2006 (unaudited) and December 31, 2005 (unaudited)

(US$ millions)

| | Three months ended December 31, 2006 | Three months ended December 31, 2005 | Six months ended December 31, 2006 | Six months ended December 31, 2005 |
|---|---|---|---|---|
| Interest and financial fees from loans | $ 296 | $ 211 | $ 533 | $ 407 |
| Income from liquid asset trading activities – Note B | 111 | 121 | 357 | 260 |
| Charges on borrowings | (205) | (142) | (400) | (267) |
| Income from equity investments – Note F | 1,100 | 412 | 1,757 | 743 |
| Release of (provision for) losses on loans and guarantees – Note C | (20) | (4) | 29 | 14 |
| **Income from loans, equity investments and liquid asset trading activities, after release of (provision for) losses on loans and guarantees** | **1,282** | **598** | **2,276** | **1,157** |
| **Other income** | | | | |
| Service fees | 10 | 12 | 21 | 23 |
| Net translation adjustments on non-trading activities | 6 | 3 | 7 | - |
| Other | 14 | 18 | 20 | 24 |
| **Total other income** | **30** | **33** | **48** | **47** |
| **Other expense** | | | | |
| Administrative expenses | 126 | 116 | 243 | 232 |
| Expense from pension and other postretirement benefit plans | 4 | 7 | 7 | 14 |
| Other | 2 | 8 | 2 | 9 |
| **Total other expense** | **132** | **131** | **252** | **255** |
| **Income before expenditures for technical assistance and advisory services and net gains (losses) on non-trading financial instruments** | **1,180** | **500** | **2,072** | **949** |
| Expenditures for technical assistance and advisory services – Note H | (17) | (11) | (39) | (30) |
| Net gains (losses) on non-trading financial instruments – Note E | 19 | (46) | 74 | (54) |
| **Net income** | **$ 1,182** | **$ 443** | **$ 2,107** | **$ 885** |

The notes to consolidated condensed financial statements are an integral part of these statements.

# CONSOLIDATED CONDENSED STATEMENT OF COMPREHENSIVE INCOME

for the three and six months ended December 31, 2006 (unaudited) and December 31, 2005 (unaudited)

(US$ millions)

| | Three months ended December 31, 2006 | Three months ended December 31, 2005 | Six months ended December 31, 2006 | Six months ended December 31, 2005 |
|---|---|---|---|---|
| **Net income** | $ 1,182 | $ 443 | $ 2,107 | $ 865 |
| **Other comprehensive income** | | | | |
| Translation adjustments on investments accounted for under the equity method | 2 | - | 2 | - |
| **Total comprehensive income** | $ 1,184 | $ 443 | $ 2,109 | $ 865 |

# CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN CAPITAL

for the six months ended December 31, 2006 (unaudited) and December 31, 2005 (unaudited)

(US$ millions)

| | Retained earnings: Undesignated | Retained earnings: Designated for technical assistance and advisory services | Retained earnings: Designated for performance-based grants | Retained earnings: Designated for grants to IDA | Retained earnings: Total | Accumulated other comprehensive income | Capital stock[†] | Total capital |
|---|---|---|---|---|---|---|---|---|
| **At June 30,2006** | $ 7,859 | $ 487 | $ 215 | $ 150 | $ 8,711 | $ 1 | $ 2,364 | $ 11,076 |
| **Six months ended December 31, 2006** | | | | | | | | |
| Net income | 2,107 | | | | 2,107 | | | 2,107 |
| Translation adjustments on investments accounted for under the equity method | | | | | | 2 | | 2 |
| Expenditures for technical assistance and advisory services - Note H | 39 | (39) | | | - | | | - |
| **At December 31, 2006** | $ 10,005 | $ 448 | $ 215 | $ 150 | $ 10,818 | $ 3 | $ 2,364 | $ 13,185 |
| **At June 30, 2005** | 6,871 | 312 | 250 | - | 7,433 | 1 | 2,364 | 9,798 |
| **Six months ended December 31, 2005** | | | | | | | | |
| Net income | 865 | | | | 865 | | | 865 |
| Expenditures for technical assistance and advisory services – Note H | 30 | (30) | | | - | | | - |
| **At December 31, 2005** | $ 7,766 | $ 282 | $ 250 | $ - | $ 8,298 | $ 1 | $ 2,364 | $ 10,663 |

† **Capital stock excludes subscribed capital stock not yet paid.**

The notes to consolidated condensed financial statements are an integral part of these statements.

# CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS

for the six months ended December 31, 2006 (unaudited) and December 31, 2005 (unaudited)

(US$ millions)

| | 2006 | 2005 |
|---|---|---|
| **Cash flows from loans and equity investment activities** | | |
| Loan disbursements | $ (2,784) | $ (1,906) |
| Equity disbursements | (431) | (225) |
| Loan repayments | 1,276 | 1,361 |
| Sales of equity investments | 1,953 | 907 |
| **Net cash provided by investing activities** | 14 | 137 |
| **Cash flows from financing activities** | | |
| Drawdown of borrowings | 1,025 | 425 |
| Repayment of borrowings | (335) | (1,011) |
| **Net cash provided by (used in) financing activities** | 690 | (586) |
| **Cash flows from operating activities** | | |
| Net income | 2,107 | 865 |
| Adjustments to reconcile net income to net cash (used in) provided by operating activities: | | |
| Realized capital gains on equity sales | (1,607) | (578) |
| Income from investments accounted for under the equity method | 30 | (63) |
| Equity investment impairment write-downs | 21 | 25 |
| Release of provision for losses on loans and guarantees | (29) | (14) |
| Translation adjustments, net | (7) | - |
| Net gains (losses) on non-trading financial instruments | (74) | 54 |
| Change in accrued income on loans, time deposits and securities | 236 | (90) |
| Change in payables and other liabilities | 987 | (1,118) |
| Change in receivables and other assets | (636) | 812 |
| Change in trading securities and securities purchased and sold under resale and repurchase agreements | (1,976) | 1,548 |
| **Net cash (used in) provided by operating activities** | (948) | 1,441 |
| Change in cash and cash equivalents | (244) | 992 |
| Effect of exchange rate changes on cash and cash equivalents | (21) | 54 |
| Net change in cash and cash equivalents | (265) | 1,046 |
| Beginning cash and cash equivalents | 3,118 | 1,938 |
| **Ending cash and cash equivalents** | $ 2,853 | $ 2,984 |
| **Composition of cash and cash equivalents** | | |
| Cash and due from banks | $ 301 | $ 300 |
| Time deposits | 2,552 | 2,684 |
| **Total cash and cash equivalents** | $ 2,853 | $ 2,984 |
| **Supplemental disclosure** | | |
| Change in ending balances resulting from exchange rate fluctuations: | | |
| Loans outstanding | $ (126) | $ 19 |
| Borrowings | 214 | (379) |

The notes to consolidated condensed financial statements are an integral part of these statements.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**PURPOSE**

The International Finance Corporation (IFC or the Corporation), an international organization, was established in 1956 to further economic development in its member countries by encouraging the growth of private enterprise. The Corporation is a member of the World Bank Group, which also includes the International Bank for Reconstruction and Development (IBRD), the International Development Association (IDA), and the Multilateral Investment Guarantee Agency (MIGA). The Corporation's activities are closely coordinated with and complement the overall development objectives of the other World Bank Group institutions. The Corporation, together with private investors, assists in financing the establishment, improvement and expansion of private sector enterprises by making loans and equity investments where sufficient private capital is not otherwise available on reasonable terms. The Corporation's share capital is provided by its member countries. It raises most of the funds for its investment activities through the issuance of notes, bonds and other debt securities in the international capital markets. The Corporation also plays a catalytic role in mobilizing additional project funding from other investors and lenders, either through cofinancing or through loan participations, underwritings and guarantees. In addition to project finance and resource mobilization, the Corporation offers an array of financial and technical advisory services to private businesses in the developing world to increase their chances of success. It also advises governments on how to create an environment hospitable to the growth of private enterprise and foreign investment.

**NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING AND RELATED POLICIES**

The consolidated condensed financial statements include the financial statements of the Corporation and three Variable Interest Entities (VIEs) (see Note K). The accounting and reporting policies of the Corporation conform with accounting principles generally accepted in the United States of America (US GAAP).

**Consolidated condensed financial statements presentation** - Certain amounts in the prior years have been reclassified to conform to the current year's presentation.

The consolidated condensed financial statements are presented in a manner consistent with the Corporation's audited consolidated financial statements as of and for the year ended June 30, 2006 and, in the opinion of the management, all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. The Consolidated Condensed Balance Sheet as of June 30, 2006, included for comparative purposes only, is derived from those audited consolidated financial statements. For further information, refer to the consolidated financial statements and notes thereto included in the Corporation's Annual Report for the fiscal year ended June 30, 2006.

The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending June 30, 2007.

**Use of estimates** - The preparation of the consolidated condensed financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated condensed financial statements and the reported amounts of income and expense during the reporting periods. Actual results could differ from these estimates. A significant degree of judgment has been used in the determination of: the adequacy of the reserve against losses on loans and impairment of equity investments; estimated fair values of all derivative instruments and related financial instruments in qualifying hedging relationships; and net periodic pension income or expense. There are inherent risks and uncertainties related to the Corporation's operations. The possibility exists that changing economic conditions could have an adverse effect on the financial position of the Corporation.

The Corporation uses internal models to determine the fair values of derivative and other financial instruments and the aggregate level of the reserve against losses on loans and impairment of equity investments. The Corporation undertakes continuous review and respecification of these models with the objective of refining its estimates, consistent with evolving best market practices. Changes in estimates resulting from refinements in the assumptions and methodologies incorporated in the models are reflected in net income in the period in which the enhanced models are first applied.

**Translation of currencies** - Assets and liabilities not denominated in United States dollars (US dollars or $), other than disbursed equity investments, are expressed in US dollars at the exchange rates prevailing at December 31, 2006 and June 30, 2006. Disbursed equity investments are expressed in US dollars at the prevailing exchange rates at the time of disbursement. Income and expenses are translated at the rates of exchange prevailing at the time of the transaction. Translation gains and losses are credited or charged to income other than those on equity investments that are accounted for under the equity method which are recorded in Other Comprehensive Income.

**Loans** - The Corporation originates loans to facilitate project finance, restructuring, refinancing, corporate finance, and/or developmental impact. Loans are recorded as assets when disbursed. Loans are carried at the principal amounts outstanding adjusted for net unamortized loan origination costs and fees. These adjustments are reported in net gains and losses on non-trading financial instruments in the consolidated condensed income statement. It is the Corporation's practice to obtain collateral security such as, but not limited to, mortgages and third-party guarantees.

**Revenue recognition on loans** - Interest income and commitment fees on loans are recorded as income on an accrual basis. Beginning in the year ended June 30, 2006, the Corporation began amortizing net loan origination costs and fees over the estimated life of the originated loan to which the fees relate. Prior to the year ended June 30, 2006, loan origination costs were expensed as incurred, and loan origination fees were recognized in income when received. The net of loan origination fees and loan origination costs was considered insignificant. All other fees are recorded as income when received in freely convertible currencies.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The Corporation does not recognize income on loans where collectibility is in doubt or payments of interest or principal are past due more than 60 days unless management anticipates that collection of interest will occur in the near future. Any interest accrued on a loan placed in nonaccrual status is reversed out of income and is thereafter recognized as income only when the actual payment is received. Interest not previously recognized but capitalized as part of a debt restructuring is recorded as deferred income, included in the consolidated condensed financial statement in payables and other liabilities, and credited to income only when the related principal is received. Such capitalized interest is considered in the computation of the reserve against losses on loans in the consolidated condensed financial statement.

**Reserve against losses on loans** - The Corporation recognizes impairment on loans in the consolidated condensed balance sheet through the reserve against losses on loans, recording a provision or release of provision for losses on loans in net income on a quarterly basis, which increases or decreases the reserve against losses on loans.

Management determines the aggregate level of the reserve against losses on loans, taking into account established guidelines and its assessment of recent portfolio quality trends. The guidelines comprise simulation techniques, internal country risk ratings and the impairment potential of the loan portfolio based on the Corporation's historical portfolio write-off and loss reserve experience on mature loans.

The reserve against losses on loans reflects estimates of both probable losses already identified and probable losses inherent in the portfolio but not specifically identifiable. The determination of identified probable losses represents management's judgment of the creditworthiness of the borrower and is established through review of individual loans undertaken on a quarterly basis. The Corporation considers a loan as impaired when, based on current information and events, it is probable that the Corporation will be unable to collect all amounts due according to the loan's contractual terms. Unidentified probable losses are the aggregate probable losses over a one-year risk horizon, in excess of identified probable losses. The risks inherent in the portfolio that are considered in determining unidentified probable losses are those proven to exist by past experience and include: country systemic risk; the risk of correlation or contagion of losses between markets; uninsured and uninsurable risks; nonperformance under guarantees and support agreements; and opacity of, or misrepresentation in, financial statements.

Loans are written-off when the Corporation has exhausted all possible means of recovery, by reducing the reserve against losses on loans. Such reductions in the reserve are offset by recoveries associated with previously written-off loans.

**Equity Investments** - The Corporation invests for current income, capital appreciation, developmental impact, or all three; the Corporation does not seek to take operational, controlling, or strategic equity positions within its investees. Equity investments are acquired through direct ownership of equity instruments of investees, as a limited partner in limited liability partnerships (LLPs) and limited liability companies (LLCs), and/or as an investor in a private equity fund.

**Revenue recognition on equity investments** - Direct equity investments in which the Corporation does not have significant influence and certain investments in investment companies are carried at cost less impairment. The Corporation's investments in companies where it has significant influence and certain investments in LLPs and LLCs that maintain specific ownership accounts are accounted for under the equity method. The Corporation's investments in certain private equity funds in which IFC is deemed to be the Primary Beneficiary of a VIE as the presumption of control by the fund manager or the general partner has been overcome are fully consolidated into the Corporation's books. Certain equity investments, for which recovery of invested capital is uncertain, are accounted for under the cost recovery method, such that receipts of freely convertible currencies are first applied to recovery of invested capital and then to capital gains. The cost recovery method is principally applied to the Corporation's investments in its oil and gas unincorporated joint ventures (UJVs). Conditional asset retirement obligations related to investments in UJVs are recorded when the fair value of the obligations can be reasonably estimated. The obligations are capitalized and systematically amortized over the estimated economic useful lives.

Dividends and profit participations received on cost method equity investments are generally recorded as income when received in freely convertible currencies. Realized capital gains on the sale or redemption of equity investments are measured against the average cost of the investments sold and are generally recorded as income when received in freely convertible currencies or securities, which are readily convertible into freely convertible currencies. Capital losses are recognized when incurred.

The Corporation enters into put and call option agreements in connection with equity investments; these are accounted for in accordance with Statement of Financial Accounting Standards (SFAS) No. 133.

**Impairment of equity investments** - Equity investments are assessed for impairment each quarter. When an impairment is identified and is deemed to be other than temporary, the equity investment is written down to the impaired value, which becomes the new cost basis in the equity investment. Impairment losses are not reversed for subsequent recoveries in value of the equity investment until it is sold.

**Guarantees** - The Corporation extends financial guarantee facilities to its clients to provide credit enhancement for their debt securities and trade obligations. The Corporation offers partial credit guarantees to clients covering, on a risk-sharing basis, client obligations on bonds and/or loans. Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client (i.e., failure to pay when payment is due). Guarantees are regarded as issued when the Corporation commits to the guarantee. Guarantees are regarded as outstanding when the underlying financial obligation of the client is incurred, and this date is considered to be the "inception" of the guarantee. Guarantees are regarded as called when the Corporation's obligation under the guarantee has been invoked. There are two liabilities associated with the guarantees: (1) the stand-ready obligation to perform and (2) the contingent liability. The stand-ready obligation to perform is recognized at the outstanding date unless a contingent liability exists at that time or is expected to exist in the near term. The contingent liability associated with the financial guarantees is recognized when it is probable the guarantee will be

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

called and when the amount of guarantee called can be reasonably estimated. All liabilities associated with guarantees are included in payables and other liabilities, and the receivables are included in other assets on the consolidated condensed balance sheet. When the guarantees are called, the amount disbursed is recorded as a new loan, and specific reserves against losses are established, based on the estimated probable loss. These reserves are included in the reserve against losses on loans on the consolidated condensed balance sheet. Guarantee fees are recorded in income as the stand-ready obligation to perform is fulfilled. Commitment fees on guarantees are recorded as income on an accrual basis.

**Designations of retained earnings** - In the year ended June 30, 2004, IFC established a funding mechanism for technical assistance and advisory services (TAAS) through a designation of retained earnings. In the year ended June 30, 2005, the Corporation established a funding mechanism for performance-based grants (PBG) through a designation of retained earnings. Further, in the year ended June 30, 2006, the Corporation also designated retained earnings for grants to IDA for use by IDA in the provision of grants to further IFC's mandates in certain IDA member countries. Total designations of retained earnings for TAAS, PBG, and grants to IDA are determined based on the Corporation's annual income before expenditures for TAAS, expenditures for PBG, and net gains and losses on non-trading financial instruments in excess of $150 million, and contemplating the financial capacity and priorities of the Corporation. Expenditures for TAAS, PBG, and grants to IDA are recorded as expenses in the Corporation's consolidated condensed income statement in the year in which they occur, also having the effect of reducing the respective designated retained earnings for such purposes.

Expenditures are deemed to have occurred when IFC has ceded control of the funds to the recipient. If the recipient organization is deemed to be controlled by IFC, the expenditure is deemed to have occurred only when the recipient organization expends the funds to a non-related party. On occasion, recipient organizations which are deemed to be controlled by the Corporation will acquire certain investment assets other than cash. These investments have had no material impact on the Corporation's financial position, results of operations, or cash flows. In such cases, the Corporation includes those assets on its consolidated condensed balance sheet, where they remain until the recipient organization disposes of or transfers the asset or the Corporation is deemed to no longer be in control of the recipient organization.

**Liquid asset portfolio** - The Corporation's liquid funds are invested in government and agency obligations, time deposits and asset-backed securities. Government and agency obligations include long and short positions in highly rated fixed rate bonds, notes, bills, and other obligations issued or unconditionally guaranteed by governments of countries or other official entities including government agencies and instrumentalities or by multilateral organizations. The liquid asset portfolio, as defined by the Corporation, consists of: time deposits and securities; related derivative instruments; securities purchased under resale agreements, securities sold under repurchase agreements and payable for cash collateral received; receivables from sales of securities and payables for purchases of securities; and related accrued income and charges.

Trading securities are carried at fair value with any changes in fair value reported in income from liquid asset trading activities. Interest on securities and amortization of premiums and accretion of discounts are also reported in income from liquid asset trading activities.

The Corporation classifies cash and due from banks and time deposits (collectively, cash and cash equivalents) as an element of liquidity in the statement of consolidated cash flows because they are readily convertible to known amounts of cash within 90 days.

**Repurchase and resale agreements** - Repurchase agreements are contracts under which a party sells securities and simultaneously agrees to repurchase the same securities at a specified future date at a fixed price. Resale agreements are contracts under which a party purchases securities and simultaneously agrees to resell the same securities at a specified future date at a fixed price.

It is the Corporation's policy to take possession of securities purchased under resale agreements, which are primarily liquid government securities. The market value of these securities is monitored and, within parameters defined in the agreements, additional collateral is obtained when their value declines. The Corporation also monitors its exposure with respect to securities sold under repurchase agreements and, in accordance with the terms of the agreements, requests the return of excess securities held by the counterparty when their value increases.

Repurchase and resale agreements are accounted for as collateralized financing transactions and recorded at the amount at which the securities were acquired or sold plus accrued interest. Securities purchased under resale agreements, securities sold under agreements to repurchase and securities payable for cash collateral received are recorded at fair value.

**Borrowings** - To diversify its access to funding and reduce its borrowing costs, the Corporation borrows in a variety of currencies and uses a number of borrowing structures, including foreign exchange rate-linked, inverse floating rate and zero coupon notes. Generally, the Corporation simultaneously converts such borrowings into variable rate US dollar borrowings through the use of currency and interest rate swap transactions. Under certain outstanding borrowing agreements, the Corporation is not permitted to mortgage or allow a lien to be placed on its assets (other than purchase money security interests) without extending equivalent security to the holders of such borrowings.

Borrowings are recorded at the amount repayable at maturity, adjusted for unamortized premiums and unaccreted discounts. Where borrowings are part of a designated hedging relationship employing derivative instruments, the carrying amount is adjusted for changes in fair value attributable to the risk being hedged. Adjustments for changes in fair value attributable to hedged risks are reported in net gains and losses on non-trading financial instruments in the consolidated condensed income statement. Interest on borrowings and amortization of premiums and accretion of discounts are reported in charges on borrowings.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**Risk management, derivative instruments, and hedge accounting** - The Corporation enters into transactions in various derivative instruments for financial risk management purposes in connection with its principal business activities, including lending, client risk management, borrowing, liquid asset portfolio management and asset and liability management. The Corporation does not use derivatives for speculative purposes.

All derivative instruments are recorded on the consolidated condensed balance sheet at fair value as derivative assets or derivative liabilities. Where they are not clearly and closely related to the host contract, certain derivative instruments embedded in loans, equity investments, and market borrowing transactions entered into on or after January 1, 1999, are bifurcated from the host contract and recorded at fair value as derivative assets and liabilities. The value at inception of such embedded derivatives is excluded from the carrying value of the host contracts on the consolidated condensed balance sheet. Changes in fair values of derivative instruments used in liquid asset portfolio management activities are recorded in income from liquid asset trading activities. Changes in fair values of derivative instruments other than those used in liquid asset portfolio management activities are recorded in net gains and losses on non-trading financial instruments.

Subject to certain specific qualifying conditions in SFAS No. 133, a derivative instrument may be designated either as a hedge of the fair value of an asset or liability (fair value hedge), or as a hedge of the variability of cash flows of an asset or liability or forecasted transaction (cash flow hedge). For a derivative instrument qualifying as a fair value hedge, fair value gains or losses on the derivative instrument are reported in net income, together with offsetting fair value gains or losses on the hedged item that are attributable to the risk being hedged. For a derivative instrument qualifying as a cash flow hedge, fair value gains or losses associated with the risk being hedged are reported in other comprehensive income and released to net income in the period(s) in which the effect on net income of the hedged item is recorded. Fair value gains and losses on a derivative instrument not qualifying as a hedge are reported in net gains and losses on non-trading financial instruments.

The Corporation has designated certain hedging relationships in its borrowing and lending activities as fair value hedges. The Corporation generally matches the terms of its derivatives with the terms of the specific underlying financial instruments hedged, in terms of currencies, maturity dates, reset dates, interest rates, and other features. However, the valuation methodologies applied to the derivative and the hedged financial instrument, as prescribed by SFAS No. 133, may differ. The resulting ineffectiveness calculated for such relationships is recorded in net gains and losses on non-trading financial instruments in the consolidated condensed income statement.

The Corporation has not designated any hedging relationships as cash flow hedges.

The risk management policy for each of the Corporation's principal business activities and the accounting policies particular to them are described below.

*Lending activities* The Corporation's policy is to closely match the currency, rate basis, and maturity of its loans and borrowings. Derivative instruments are used to convert the cash flows from fixed rate US dollar or non-US dollar loans into variable rate US dollars. The Corporation has elected not to designate hedging relationships for all lending-related derivatives.

*Client risk management activities* The Corporation enters into derivatives transactions with its clients to help them hedge their own currency, interest rate, or commodity risk, which, in turn, improves the overall quality of the Corporation's loan portfolio. To hedge the market risks that arise from these transactions with clients, the Corporation enters into offsetting derivative transactions with matching terms with authorized market counterparties. Changes in fair value of all derivatives associated with these activities are reflected currently in net income. Though hedge accounting is not applicable to these activities, the matching of terms between the offsetting transactions minimizes the impact on net income. Fees and spreads charged on these transactions are recorded as income on an accrual basis.

*Borrowing activities* The Corporation issues debt securities in various capital markets with the objectives of minimizing its borrowing costs, diversifying funding sources, and developing member countries' capital markets, sometimes using complex structures. These structures include borrowings payable in multiple currencies, or borrowings with principal and/or interest determined by reference to a specified index such as a stock market index, a reference interest rate, a commodity index, or one or more foreign exchange rates. The Corporation uses derivative instruments with matching terms, primarily currency and interest rate swaps, to convert such borrowings into variable rate US dollar obligations, consistent with the Corporation's matched funding policy. The Corporation has designated the majority of derivatives associated with borrowing activities as fair value hedges of the underlying borrowings. There are a small number of cash flow-like hedging transactions for which no hedge relationship has been designated.

*Liquid asset portfolio management activities* The Corporation manages the interest rate, currency and other market risks associated with certain of the time deposits and securities in its liquid asset portfolio by entering into derivative transactions to convert the cash flows from those instruments into variable rate US dollars, consistent with the Corporation's matched funding policy. The derivative instruments used include short-term, over-the-counter foreign exchange forwards (covered forwards), interest rate and currency swaps, and exchange-traded interest rate futures and options. As the entire liquid asset portfolio is classified as a trading portfolio, all securities (including derivatives) are carried at fair value, and no hedging relationships have been designated.

*Asset and liability management* In addition to the risk managed in the context of its business activities detailed above, the Corporation faces residual market risk in its overall asset and liability management. Residual currency risk is managed by monitoring the aggregate position in each lending currency and reducing the net excess asset or liability position through spot sales or purchases. Interest rate risk due to reset date mismatches is reduced by synchronizing the reset dates on assets and liabilities and managing overall interest rate risk on an aggregate basis. Interest rate risk arising from mismatches due to writedowns, prepayments and reschedulings, and residual reset date mismatches, is monitored by measuring the sensitivity of the present value of assets and liabilities in each currency to each basis point change in interest rates.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

The Corporation monitors the credit risk associated with these activities by careful assessment and monitoring of prospective and actual clients and counterparties. In respect of liquid assets and derivatives transactions, credit risk is managed by establishing exposure limits based on the credit rating and size of the individual counterparty. In addition, the Corporation has entered into master agreements governing derivative transactions that contain close-out and netting provisions and collateral arrangements. Under these agreements, if the Corporation's credit exposure to a counterparty, on a mark-to-market basis, exceeds a specified level, the counterparty must post collateral to cover the excess, generally in the form of liquid government securities.

**Resource mobilization** - The Corporation mobilizes funds from commercial banks and other financial institutions (Participants) by facilitating loan participations, without recourse. These loan participations are administered and serviced by the Corporation on behalf of the Participants. Loan participations serving as collateral under secured borrowing arrangements are included in loans on the Corporation's consolidated condensed balance sheet with the related secured borrowing included in payables and other liabilities on the Corporation's consolidated condensed balance sheet. The disbursed and outstanding balances of the loan participations that are considered sales are not included in the Corporation's consolidated condensed balance sheet.

**Pension and other postretirement benefits** - IBRD has a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of its staff members as well as the staff of the Corporation and of MIGA.

The SRP provides regular pension benefits and includes a cash balance plan. The RSBP provides certain health and life insurance benefits to eligible retirees. The PEBP provides pension benefits administered outside the SRP. All costs associated with these plans are allocated between IBRD, the Corporation, and MIGA based upon their employees' respective participation in the plans. In addition, the Corporation and MIGA reimburse IBRD for their share of any contributions made to these plans by IBRD.

The net periodic pension and other postretirement benefit income or expense allocated to the Corporation is included in income or expense from pension and other postretirement benefits in the consolidated condensed income statement. The Corporation includes a receivable from IBRD in receivables and other assets, representing prepaid pension and other postretirement benefit costs.

**Variable Interest Entities** - In January 2003, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46).* During December 2003, FASB replaced FIN 46 with FASB Interpretation No. 46, *Consolidation of Variable Interest Entities - an interpretation of ARB No. 51 (FIN 46R).* FIN 46 and FIN 46R define certain VIEs and require parties to such entities to assess and measure variable interests in the VIEs for the purpose of determining possible consolidation of the VIEs. Variable interests can arise from financial instruments, service contracts, guarantees, leases or other arrangements with a VIE. An entity that will absorb a majority of a VIE's expected losses or expected residual returns is deemed to be the primary beneficiary of the VIE and must include the assets, liabilities, and results of operations of the VIE in its consolidated condensed financial statements.

The Corporation has a number of investments in VIEs which it manages and supervises in a manner consistent with other portfolio investments. Note K provides further details regarding the Corporation's variable interests in VIEs.

**Accounting and financial reporting developments** - During the year ended June 30, 2006, the Corporation changed its accounting principle with respect to the amortization of loan origination fees and loan origination costs. Prior to the year ended June 30, 2006, the net of loan origination fees and costs was considered to be insignificant. Beginning in year ended June 30, 2006, the Corporation began amortizing loan origination fees and costs on an effective yield basis.

The FASB issued SFAS No. 154, *Accounting Changes and Error Corrections*, a replacement of APB Opinion No. 20 and FASB Statement No.3. The Corporation early adopted SFAS No. 154 as of July 1, 2005. The adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

The FASB issued FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations* - an interpretation of FASB Statement No. 143 (FIN 47). The Corporation adopted FIN 47 as of June 30, 2006 and has accrued a liability for its estimated conditional asset retirement obligations in its oil and gas UJVs.

The US Accounting Standards Executive Committee issued, and the FASB ratified, Statement of Position (SOP) 03-3, *Accounting for Certain Loans or Debt Securities Acquired in a Transfer* (SOP 03-3). The Corporation adopted SOP 03-3 as of July 1, 2005, and the adoption had no material impact on the Corporation's financial position, results of operations or cash flows.

During the year ended June 30, 2006, the FASB issued SFAS No. 155, *Accounting for Certain Hybrid Instruments - an amendment of FASB Statements Nos. 133 and 140* (SFAS No. 155) and SFAS No. 156, *Accounting for Servicing of Financial Assets - an amendment of FASB Statement No. 140* (SFAS No. 156). Both SFAS No. 155 and SFAS No. 156 are effective for fiscal years beginning after September 15, 2006, which would be the year ending June 30, 2008 for IFC. The Corporation is presently assessing the possible impact of SFAS No. 155 and SFAS No. 156.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

During the quarter ended September 30, 2006, the FASB issued SFAS No. 157, *Fair Value Measurements* (SFAS No.157) which is effective for fiscal years beginning after November 15, 2007, which would be the year ending June 30, 2009 for IFC. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for that fiscal year, including any financial statements for an interim period within the fiscal year of adoption. IFC has not elected to early adopt SFAS No.157 for the year ending June 30, 2007 and has not yet completed the necessary analysis to determine if it will early adopt in the year ending June 30, 2008.

Also, during the quarter ended September 30, 2006, the FASB issued SFAS No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* (SFAS No.158). As IFC does not have publicly traded equity securities, SFAS No.158 is effective for IFC as of the end of the fiscal year ending after June 15, 2007, which is the year ending June 30, 2007 for IFC. In accordance with SFAS No.158, the Corporation will be required to recognize the funded status of its benefit plans. The Corporation is presently assessing the impact of SFAS No.158 on its June 30, 2007 financial statements.

During the quarter ended December 31, 2006, FASB ratified the consensus reached by the Emerging Issues Task Force (EITF) on Issue No. 06-9, *Reporting a Change in (or the Elimination of) a Previously Existing Difference Between the Fiscal Year-End of a Parent Company and That of a Consolidated Entity or Between the Reporting Period of an Investor and That of an Equity Method Investee* (EITF 06-9). EITF 06-9 is effective for IFC beginning in the quarter ending March 31, 2007. The Corporation does not expect the adoption of EITF No. 06-9 to have a material impact on the financial position, results of operations or cash flow of the Corporation.

In addition, during the six months ended December 31, 2006, the FASB issued and/or approved various FASB Staff Positions, EITF Issues Notes, and other interpretative guidance related to Statements of Financial Accounting Standards and APB Opinions. The Corporation analyzed and implemented the new guidance, as appropriate, with no material impact on either the financial position, results of operations or cash flows of the Corporation.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**NOTE B – INCOME FROM LIQUID ASSET PORTFOLIO**

Income from the liquid asset trading portfolio for the three and six months ended December 31, 2006 and 2005 comprise (US$ millions):

| | Three months ended December 31, | | Six months ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Interest income | 124 | 199 | 323 | 333 |
| Net gains (losses) on trading activities: | | | | |
| Realized | 27 | (56) | 9 | (72) |
| Unrealized | (39) | (18) | 24 | 2 |
| Net gains (losses) on trading activities | (12) | (74) | 33 | (70) |
| Translation adjustments | (1) | (4) | 1 | (3) |
| **Total income from liquid asset portfolio** | $ 111 | $ 121 | $ 357 | $ 260 |

**NOTE C – RESERVE AGAINST LOSSES ON LOANS**

Loans on which the accrual of interest has been discontinued amounted to $438 million at December 31, 2006 ($447 million - June 30, 2006). Interest income not recognized on nonaccruing loans during the three months ended December 31, 2006 totaled $36 million ($19 million – three months ended December 31, 2005) and $47 million during six months ended December 31, 2006 ($28 million – six months ended December 31, 2005). Interest collected on loans in nonaccrual status, related to current and prior years, during the three months ended December 31, 2006 was $12 million ($9 million – three months ended December 31, 2005) and $13 million during six months ended December 31, 2006 ($10 million – six months ended December 31, 2005).

Changes in the reserve against losses on loans for the six months ended December 31, 2006 and the year ended June 30, 2006 are summarized below (US$ millions):

| | December 31, 2006 | June 30, 2006 |
|---|---|---|
| Beginning balance | $ 898 | $ 989 |
| Release of (provision for) losses on loans | (32) | 10 |
| Write-offs | (26) | (111) |
| Recoveries of previously written-off investments | 2 | 9 |
| Translation adjustments on loans | 8 | 4 |
| Other adjustments | (4) | (3) |
| **Ending balance** | $ 846 | $ 898 |

Release of provision for losses on loans and guarantees in the consolidated condensed income statement for the three months ended December 31, 2006 includes $2 million charge to income in respect of guarantees ($1 million release to income - three months ended December 31, 2005) and $3 million charge to income for the six months ended December 31, 2006 ($1 million release to income – six months ended December 31, 2005). At December 31, 2006 the accumulated reserve for losses on guarantees, included in the consolidated condensed balance sheet in payables and other liabilities, was $21 million ($18 million - June 30, 2006).

Other adjustments comprise loan write-offs and recoveries, reserves against interest capitalized as part of a debt restructuring, and translation adjustments.

**NOTE D – GUARANTEES**

Under the terms of the Corporation's guarantees, the Corporation agrees to assume responsibility for the client's financial obligations in the event of default by the client, where default is defined as failure to pay when payment is due. Guarantees entered into by the Corporation generally have maturities consistent with those of the loan portfolio. Guarantees signed at December 31, 2006 totaled $1,267 million ($1,150 million – June 30, 2006). Guarantees where the underlying obligation had been disbursed (guarantees outstanding) at December 31, 2006 totalled $607 million ($494 million – June 30, 2006). Guarantees outstanding are not included in loans on the Corporation's consolidated condensed balance sheet until called. The outstanding amount represents the maximum amount of undiscounted future payments that the Corporation could be required to make under these guarantees.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**NOTE E – NET GAINS (LOSSES) ON OTHER FINANCIAL INSTRUMENTS**

Net losses on other financial instruments for the three and six months ended December 31, 2006 and 2005 comprise (US$ millions):

| | Three months ended December 31, | | Six months ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Difference between change in fair value of derivative instruments designated as a fair value hedge and change in fair value of hedged items attributable to risks being hedged | 21 | (38) | 46 | (15) |
| Change in fair value of non-trading derivative instruments not designated as a hedge | (1) | (7) | 29 | (38) |
| Amortization of difference between fair value and carrying value of hedged items at July 1, 2000 not designated for hedge accounting under SFAS No. 133 | (1) | (1) | (1) | (1) |
| **Net gains (losses) on non-trading financial instruments** | $ 19 | $ (46) | $ 74 | $ (54) |

**NOTE F – INCOME FROM EQUITY INVESTMENTS**

Income from equity investments for the three and six months ended December 31, 2006 and 2005 comprise (US$ millions):

| | Three months ended December 31, | | Six months ended December 31, | |
|---|---|---|---|---|
| | 2006 | 2005 | 2006 | 2005 |
| Realized capital gains on equity sales | 1,053 | 326 | 1,607 | 577 |
| Dividends and profit participations | 101 | 69 | 206 | 135 |
| Income from LLPs, certain LLCs and other investments accounted for under the equity method | (40) | 27 | (30) | 63 |
| Equity investment impairment write-downs | (9) | (8) | (21) | (24) |
| Custody and other fees | (2) | (1) | (2) | (2) |
| Net losses on equity-related derivatives | (3) | (1) | (3) | (6) |
| **Total income from equity investments** | $ 1,100 | $ 412 | $ 1,757 | $ 743 |

On December 21, 2005, the Corporation entered into an agreement to sell its shares in Banca Comerciala Romana S.A. (BCR). In addition, IFC has entered into an agreement which includes certain payment covenants and potential indemnifications with respect to certain conditions and valuations in case such conditions and valuations become applicable. The transaction closed during October 2006. Accordingly, IFC has recognized a capital gain in the second quarter ended December 31, 2006, in the amount of $833 million.

Realized capital gains on equity sales for the three months ended December 31, 2006 includes $7 million ($nil million – three months ended December 31, 2005) and $95 million for the six months ended December 31, 2006 ($nil million – six months ended December 31, 2005) related to settlements regarding loan to equity conversion options received in lieu of exercise.

Dividends and profit participations for the three months ended December 31, 2006 include $18 million ($15 million - three months ended December 31, 2005) and $30 million for the six months ended December 31, 2006 ($43 million – six months ended December 31, 2005) of receipts received in freely convertible cash, net of cash disbursements, in respect of investments accounted for under the cost recovery method.

**NOTE G – SEGMENT REPORTING**

For management purposes, the Corporation's business comprises two reportable segments: client services and treasury services. The client services segment consists primarily of lending and equity investment activities. Operationally, the treasury services segment consists of the borrowing, liquid asset management, asset and liability management and client risk management activities. Consistent with internal reporting, net income (expense) from asset and liability management and client risk management activities in support of client services are allocated to client services segment.

The assessment of segment performance by senior management includes net income for each segment, return on assets, and return on capital employed. The Corporation's management reporting system and policies are used to determine revenues and expenses attributable to each segment. Consistent with internal reporting, administrative expenses are allocated to each segment based largely upon personnel costs and segment head counts. Transactions between segments are immaterial and, thus, are not a factor in reconciling to the consolidated data.

The accounting policies of the Corporation's segments are, in all material respects, consistent with those described in Note A, "Summary of significant accounting and related policies."

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

An analysis of the Corporation's major components of income and expense by business segment for the three and six months ended December 31, 2006 and 2005 is given below (US$ millions):

| | Three months ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Client services | Treasury services | Total | Client services | Treasury services | Total |
| Interest and financial fees from loans | $ 296 | $ - | $ 296 | $ 211 | $ - | $ 211 |
| Income from liquid asset trading activities | - | 111 | 111 | - | 121 | 121 |
| Charges on borrowings | (127) | (78) | (205) | (78) | (64) | (142) |
| Income from equity investments | 1,100 | - | 1,100 | 412 | - | 412 |
| Provision for losses on loans and guarantees | (20) | - | (20) | (4) | - | (4) |
| Service fees | 10 | - | 10 | 12 | - | 12 |
| Administrative expenses | (124) | (2) | (126) | (115) | (1) | (116) |
| Other income (expense) | 14 | - | 14 | 2 | 4 | 6 |
| **Income before expenditures for TAAS and net gains (losses) on non-trading financial instruments** | **1,149** | **31** | **1,180** | **440** | **60** | **500** |
| Expenditures for TAAS | (17) | - | (17) | (11) | - | (11) |
| Net gains (losses) on non-trading financial instruments | 3 | 16 | 19 | 13 | (59) | (46) |
| **Net income** | **$ 1,135** | **$ 47** | **$ 1,182** | **$ 442** | **$ 1** | **$ 443** |

| | Six months ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | Client services | Treasury services | Total | Client services | Treasury services | Total |
| Interest and financial fees from loans | $ 533 | $ - | $ 533 | $ 407 | $ - | $ 407 |
| Income from liquid asset trading activities | - | 357 | 357 | - | 260 | 260 |
| Charges on borrowings | (246) | (154) | (400) | (144) | (123) | (267) |
| Income from equity investments | 1,757 | - | 1,757 | 743 | - | 743 |
| Release of provision for losses on loans and guarantees | 29 | - | 29 | 14 | - | 14 |
| Service fees | 21 | - | 21 | 23 | - | 23 |
| Administrative expenses | (240) | (3) | (243) | (229) | (3) | (232) |
| Other income (expense) | 18 | - | 18 | (2) | 3 | 1 |
| **Income before expenditures for TAAS and net gains (losses) on non-trading financial instruments** | **1,872** | **200** | **2,072** | **812** | **137** | **949** |
| Expenditures for TAAS | (39) | - | (39) | (30) | - | (30) |
| Net gains (losses) on non-trading financial instruments | (17) | 91 | 74 | 13 | (67) | (54) |
| **Net Income** | **$ 1,816** | **$ 291** | **$ 2,107** | **$ 795** | **$ 70** | **$ 865** |

**NOTE H – TECHNICAL ASSISTANCE AND ADVISORY SERVICES**

Through June 30, 2006, $580 million has been designated for the funding mechanism for technical assistance and advisory services. Expenditures for technical assistance and advisory services through June 30, 2006 totaled $93 million. The Corporation has recorded expenditures for technical assistance and advisory services totaling $17 million in the three months ended December 31, 2006, ($11 million – three months ended December 31, 2005), and $39 million in the six months ended December 31, 2006, ($30 million – six months ended December 31, 2005). At December 31, 2006, retained earnings designated for technical assistance and advisory services totaled $448 million.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**NOTE I — PENSION AND OTHER POST RETIREMENT BENEFITS**

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based upon their employees' respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IFC for the three and six months ended December 31, 2006 and December 31, 2005 (US$ millions):

| | Three months ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | SRP | RSBP | PEBP | SRP | RSBP | PEBP |
| **Benefit cost** | | | | | | |
| Service cost | $ 15 | $ 2 | $ 1 | $ 15 | $ 3 | $ * |
| Interest cost | 21 | 2 | * | 25 | 2 | 1 |
| Expected return on plan assets | (36) | (3) | * | (40) | (3) | - |
| Amortization of prior service cost | * | - | * | 1 | * | * |
| Amortization of unrecognized net loss (gain) | - | 1 | * | 2 | 1 | * |
| **Net periodic pension cost** | $ - | $ 2 | $ 1 | $ 3 | $ 3 | $ 1 |

* Less than $0.5 million

| | Six months ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2006 | | | 2005 | | |
| | SRP | RSBP | PEBP | SRP | RSBP | PEBP |
| **Benefit cost** | | | | | | |
| Service cost | $ 30 | $ 4 | $ 2 | $ 30 | $ 5 | $ 1 |
| Interest cost | 43 | 5 | 1 | 50 | 4 | 1 |
| Expected return on plan assets | (73) | (6) | - | (79) | (5) | - |
| Amortization of prior service cost | * | - | * | 1 | * | * |
| Amortization of unrecognized net loss (gain) | - | 1 | * | 4 | 2 | * |
| **Net periodic pension cost** | $ - | $ 4 | $ 3 | $ 6 | $ 6 | $ 2 |

* Less than $0.5 million

At December 31, 2006, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for the Corporation during fiscal year 2007 remained unchanged from that disclosed in the June 30, 2006 financial statements: $25 million for the SRP and $9 million for the RSBP.

**NOTE J – CONTINGENCIES**

In the normal course of its business, the Corporation is from time to time named as a defendant or co-defendant in various legal actions on different grounds in various jurisdictions. Although there can be no assurances, based on the information currently available, the Corporation's Management does not believe the outcome of any of the various existing legal actions will have a material adverse effect on the Corporation's financial condition, results of operations or cash flows.

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

**NOTE K – VARIABLE INTEREST ENTITIES AND OTHER CONSOLIDATED INVESTMENTS**

An entity is subject to FIN 46R and is called a variable interest entity (VIE) if it lacks: (1) equity that is sufficient to permit the entity to finance its activities without additional subordinated financial support from other parties; or (2) equity investors who have decision-making rights about the entity's operations or who do not absorb the expected losses or receive the expected returns of the entity proportionally to their voting rights.

A VIE is consolidated by its primary beneficiary, which is the party involved with the VIE that absorbs a majority of the expected losses or receives a majority of the expected residual returns or both. The primary beneficiary is required to initially measure the assets, liabilities and noncontrolling interests of the VIE at their carrying amounts at the date on which it first became the primary beneficiary. Because certain VIEs were created prior to the issuance of FIN 46R, it may not be practicable to determine the carrying amounts of the assets, liabilities and noncontrolling interests at the initial date, and in such cases, the primary beneficiary must measure the assets, liabilities and noncontrolling interests at their fair values on the date FIN 46R is first applied. The primary beneficiary is also required to disclose information about the nature, purpose, size, and activities of the VIE, and collateral and recourse creditors may have against the VIE.

An enterprise may hold significant variable interests in VIEs, which are not consolidated because the enterprise is not the primary beneficiary. In such cases, the enterprise is required to disclose information about its involvement with and exposure to the VIE, and about the nature, purpose, size, and activities of the VIE.

An enterprise is not required to apply FIN 46R to certain entities if, after making an exhaustive effort, it is unable to obtain the information necessary to: (1) determine whether the entity is a VIE; (2) determine if the enterprise is the primary beneficiary of the possible VIE; or (3) perform the accounting required to consolidate a possible VIE. In such cases, the enterprise is required to disclose the number of entities to which FIN 46R is not being applied, why the information required to apply FIN 46R is not available, the nature, purpose and activities of the entities to which FIN 46R is not being applied, and the enterprise's maximum exposure to the entities to which FIN 46R is not being applied.

**Primary Beneficiary**

The Corporation has identified six VIEs in which the Corporation is deemed to be the primary beneficiary at December 31, 2006 (seven - June 30, 2006). Three of the six VIEs in which the Corporation is deemed to be the primary beneficiary have been consolidated into IFC's consolidated condensed financial statements as of December 31, 2006 (four - June 30, 2006). All consolidated VIEs are in the collective investment vehicles sector in the Latin America and Caribbean region.

As a result of the consolidation of the three VIEs described above, IFC's consolidated condensed balance sheet at December 31, 2006 includes additional assets of $10 million in equity investments ($6 million - June 30, 2006), $1 million in receivables and other assets ($3 million - June 30, 2006), and additional liabilities of $3 million in payables and other liabilities ($2 million - June 30, 2006).

Other income for the year ended December 31, 2006 includes $3 million of income from consolidated entities ($17 million - year ended June 30, 2006; $5 million - year ended June 30, 2005) and other expense includes $nil million of expenses from consolidated entities ($10 million - year ended June 30, 2006; $5 million - year ended June 30, 2005).

The remaining three VIEs in which the Corporation is deemed to be the primary beneficiary have not been consolidated into IFC's consolidated condensed financial statements, as they are significantly impaired and information required to apply the provisions of FIN 46R is not available. Based on the most recent financial data available, total net assets of the three entities is $11 million. IFC's net investment in these three entities totals $2 million, virtually all in the primary metals sector in the Asia region.

**Significant Variable Interests**

The Corporation has identified 23 investments in VIEs in which the Corporation is not the primary beneficiary but in which it is deemed to hold significant variable interests (14 - June 30, 2006). Based on the most recent available data from these VIEs, the total assets of the VIEs in which the Corporation is deemed to hold significant variable interests totaled $1,367 million. The Corporation's total investment in and maximum exposure to loss to these investments in VIEs in which the Corporation is deemed to hold significant variable interests, comprising both disbursed amounts and amounts committed but not yet disbursed balances, was $313 million at December 31, 2006. The regional and sectoral analysis of the Corporation's investments in these VIEs is as follows (US$ millions):

# NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

| | December 31, 2006 | | |
|---|---|---|---|
| | Loans | Equity investments | Total |
| Europe and Central Asia | $ 119 | $ 15 | $ 134 |
| Latin America and Caribbean | 38 | 21 | 59 |
| Sub-Saharan Africa | 32 | 8 | 40 |
| Asia | 13 | 15 | 28 |
| Middle East and North Africa | 21 | 5 | 26 |
| Global | - | 26 | 26 |
| **Total VIE investments** | $ 223 | $ 90 | $ 313 |

| | December 31, 2006 | | |
|---|---|---|---|
| | Loans | Equity investments | Total |
| Transportation and warehousing | $ 78 | $ - | $ 78 |
| Collective investment vehicles | - | 64 | 64 |
| Finance and insurance | 36 | 11 | 47 |
| Rail transportation | 32 | - | 32 |
| Oil, gas and mining | 20 | 7 | 27 |
| Industrial and consumer products | 19 | 4 | 23 |
| Air transportation | 15 | - | 15 |
| Agriculture and forestry | 11 | - | 11 |
| Other | 12 | 4 | 16 |
| **Total VIE investments** | $ 223 | $ 90 | $ 313 |

Based on the most recent available data from these VIEs, the assets of these VIEs totaled $1,367 million.

# REPORT OF INDEPENDENT ACCOUNTANTS

Deloitte.

Deloitte & Touche LLP
Suite 800
1750 Tysons Boulevard
McLean, VA 22102-4219
USA

Tel: +1 703 251 1000
Fax: +1 703 251 3400
www.deloitte.com

REPORT OF INDEPENDENT ACCOUNTANTS

President and Board of Governors
International Finance Corporation

We have reviewed the accompanying consolidated condensed balance sheet of the International Finance Corporation (IFC) as of December 31, 2006, and the related consolidated condensed income statement and consolidated condensed statement of comprehensive income for the three and six-month periods ended December 31, 2006 and 2005, and the consolidated condensed statements of changes in capital, and of cash flows for the six-month periods ended December 31, 2006 and 2005. These interim financial statements are the responsibility of IFC's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the consolidated condensed financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such consolidated condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets, including the consolidated statement of capital stock and voting power of IFC as of June 30, 2006, and the related consolidated income statement, statements of comprehensive income, of changes in capital and of cash flows for the fiscal year then ended (not presented herein); and in our report dated August 7, 2006, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying consolidated condensed balance sheet as of June 30, 2006, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

Deloitte & Touche LLP

February 13, 2007

# International Finance Corporation

## Reporting To SEC on New and Matured Borrowings

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|

### For the Quarter Ending Dec 31, 2006

### New Market Borrowings

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|
| 07_25XXXXX | CNY | 870,000,000.00 | 110,637,756.72 | 3.20 | 15-Nov-06 |
| **Total for Currency** | **CNY** | **870,000,000.00** | **110,637,756.72** | | |
| 07_17XXXXX | JPY | 500,000,000.00 | 4,192,344.78 | 3.29 | 18-Oct-06 |
| 07_18XXXXX | JPY | 500,000,000.00 | 4,181,301.22 | 6.00 | 26-Oct-06 |
| 07_22XXXXX | JPY | 3,000,000,000.00 | 25,194,205.33 | 2.28 | 27-Oct-06 |
| 07_23XXXXX | JPY | 500,000,000.00 | 4,222,438.04 | 5.00 | 21-Nov-06 |
| 07_24XXXXX | JPY | 500,000,000.00 | 4,320,587.60 | 10.00 | 28-Nov-06 |
| **Total for Currency** | **JPY** | **5,000,000,000.00** | **42,110,876.97** | | |
| 07_16XXXXX | TRY | 50,000,000.00 | 33,311,125.92 | 18.25 | 02-Oct-06 |
| **Total for Currency** | **TRY** | **50,000,000.00** | **33,311,125.92** | | |
| 07_21XXXXX | USD | 6,250,000.00 | 6,250,000.00 | 4.00 | 24-Oct-06 |
| 07_27XXXXX | USD | 11,428,471.44 | 11,428,471.44 | 6.50 | 20-Dec-06 |
| **Total for Currency** | **USD** | **17,678,471.44** | **17,678,471.44** | | |
| 07_26_R1XX | XOF | 2,000,000,000.00 | 4,020,233.03 | 4.75 | 18-Dec-06 |
| 07_26XXXXX | XOF | 20,000,000,000.00 | 40,202,330.34 | 4.75 | 18-Dec-06 |
| **Total for Currency** | **XOF** | **22,000,000,000.00** | **44,222,563.37** | | |
| 07_19XXXXX | ZAR | 300,000,000.00 | 40,180,545.00 | 1.00 | 01-Nov-06 |
| 07_20XXXXX | ZAR | 300,000,000.00 | 40,180,545.00 | 7.25 | 01-Nov-06 |
| **Total for Currency** | **ZAR** | **600,000,000.00** | **80,361,090.00** | | |
| **TOTAL NEW MARKET BORROWINGS** | | | **328,321,884.42** | | |

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|

## Matured Market Borrowings

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|
| 05_01XXXXX | COP | 269,000,000,000.00 | 117,888,096.54 | 10.99 | 12-Dec-06 |
| **Total for Currency** | **COP** | **269,000,000,000.00** | **117,888,096.54** | | |
| 97_12XXXXX | EUR | 49,578,704.95 | 63,017,012.93 | 8.75 | 09-Oct-06 |
| **Total for Currency** | **EUR** | **49,578,704.95** | **63,017,012.93** | | |
| 02_78_B1XX | JPY | 1,000,000,000.00 | 8,695,652.17 | 0.00 | 11-Dec-06 |
| 02_95_B1XX | JPY | 1,000,000,000.00 | 8,648,648.65 | 2.55 | 12-Dec-06 |
| 03_89_B1XX | JPY | 1,000,000,000.00 | 8,416,445.73 | 4.20 | 30-Oct-06 |
| 05_09_B1XX | JPY | 1,300,000,000.00 | 10,994,586.35 | 0.00 | 04-Oct-06 |
| 05_10_B1XX | JPY | 1,000,000,000.00 | 8,464,891.86 | 0.00 | 06-Oct-06 |
| 05_11_B1XX | JPY | 1,000,000,000.00 | 8,362,602.44 | 0.00 | 26-Oct-06 |
| 05_18_B1XX | JPY | 1,000,000,000.00 | 8,723,339.29 | 0.00 | 07-Dec-06 |
| **Total for Currency** | **JPY** | **7,300,000,000.00** | **62,306,166.50** | | |
| **TOTAL MATURED MARKET BORROWINGS** | | | **243,211,275.97** | | |

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|

## Matured IBRD Borrowings

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|
| 003245_07X | USD | 2,380,960.00 | 2,380,960.00 | 8.45 | 15-Dec-06 |
| 003638_04X | USD | 5,000,000.00 | 5,000,000.00 | 5.37 | 15-Nov-06 |
| 003638_05X | USD | 1,666,666.00 | 1,666,666.00 | 5.79 | 15-Nov-06 |
| **Total for Currency** | **USD** | **9,047,626.00** | **9,047,626.00** | | |
| **TOTAL MATURED IBRD BORROWINGS** | | | **9,047,626.00** | | |

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|

## For the Quarter Ending Sep 30, 2006

### New Market Borrowings

| | | | | | |
|---|---|---|---|---|---|
| 07_15XXXXX | AUD | 157,000,000.00 | 119,751,750.00 | 5.37 | 11-Sep-06 |
| **Total for Currency** | **AUD** | **157,000,000.00** | **119,751,750.00** | | |
| 07_14XXXXX | EUR | 24,000,000.00 | 30,634,800.00 | 3.06 | 11-Sep-06 |
| **Total for Currency** | **EUR** | **24,000,000.00** | **30,634,800.00** | | |
| 07_12XXXXX | HKD | 750,000,000.00 | 96,429,535.72 | 4.45 | 01-Sep-06 |
| **Total for Currency** | **HKD** | **750,000,000.00** | **96,429,535.72** | | |
| 07_04XXXXX | JPY | 500,000,000.00 | 4,324,511.33 | 2.10 | 23-Aug-06 |
| 07_05XXXXX | JPY | 550,000,000.00 | 4,770,371.66 | 3.00 | 21-Aug-06 |
| 07_08XXXXX | JPY | 500,000,000.00 | 4,352,746.58 | 5.50 | 14-Aug-06 |
| 07_09XXXXX | JPY | 500,000,000.00 | 4,261,303.11 | 3.00 | 05-Sep-06 |
| **Total for Currency** | **JPY** | **2,050,000,000.00** | **17,708,932.68** | | |
| 07_11XXXXX | MXN | 200,000,000.00 | 18,461,254.44 | 7.00 | 25-Aug-06 |
| **Total for Currency** | **MXN** | **200,000,000.00** | **18,461,254.44** | | |
| 06_45XXXXX | USD | 11,875,000.00 | 11,875,000.00 | 0.00 | 06-Jul-06 |
| 07_02XXXXX | USD | 14,705,882.40 | 14,705,882.40 | 4.00 | 01-Aug-06 |
| 07_03XXXXX | USD | 6,250,000.00 | 6,250,000.00 | 4.00 | 08-Aug-06 |
| 07_13XXXXX | USD | 50,500,000.00 | 50,500,000.00 | 4.46 | 11-Sep-06 |
| **Total for Currency** | **USD** | **83,330,882.40** | **83,330,882.40** | | |
| 07_01_R1XX | ZAR | 200,000,000.00 | 28,039,676.00 | 7.25 | 31-Aug-06 |
| 07_01XXXXX | ZAR | 300,000,000.00 | 43,084,878.00 | 7.25 | 03-Aug-06 |
| 07_06XXXXX | ZAR | 900,000,000.00 | 132,453,252.00 | 8.15 | 10-Aug-06 |
| 07_07XXXXX | ZAR | 300,000,000.00 | 42,223,785.00 | 1.00 | 24-Aug-06 |
| 07_10XXXXX | ZAR | 600,000,000.00 | 84,760,728.00 | 8.00 | 25-Aug-06 |
| **Total for Currency** | **ZAR** | **2,300,000,000.00** | **330,562,319.00** | | |
| **TOTAL NEW MARKET BORROWINGS** | | | **696,879,474.24** | | |

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|

## Matured Market Borrowings

| | | | | | |
|---|---|---|---|---|---|
| 04_25XXXXX | GBP | 30,000,000.00 | 55,470,000.00 | 2.80 | 24-Jul-06 |
| **Total for Currency** | **GBP** | **30,000,000.00** | **55,470,000.00** | | |
| 03_39_B1XX | JPY | 1,000,000,000.00 | 8,462,026.66 | 2.65 | 20-Sep-06 |
| **Total for Currency** | **JPY** | **1,000,000,000.00** | **8,462,026.66** | | |
| 03_54_B2XX | USD | 16,949,152.50 | 16,949,152.50 | 0.00 | 08-Aug-06 |
| **Total for Currency** | **USD** | **16,949,152.50** | **16,949,152.50** | | |
| **TOTAL MATURED MARKET BORROWINGS** | | | **80,881,179.16** | | |

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|

## Matured IBRD Borrowings

| External Id | Currency Code | Currency Amount | USD Amount | Interest Rate | Settle Date / Maturity Date |
|---|---|---|---|---|---|
| 003785_03X | USD | 1,190,476.00 | 1,190,476.00 | 8.00 | 01-Sep-06 |
| 004210_04X | USD | 312,500.00 | 312,500.00 | 5.58 | 03-Jul-06 |
| 004210_06X | USD | 222,000.00 | 222,000.00 | 5.58 | 17-Jul-06 |
| **Total for Currency** | **USD** | **1,724,976.00** | **1,724,976.00** | | |
| **TOTAL MATURED IBRD BORROWINGS** | | | **1,724,976.00** | | |

END